SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.2)*

Compuware Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

205638109
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 14, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

4,962,670

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

4,962,670

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,962,670

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

9,216,330

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

9,216,330

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,216,330

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

9,216,330

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

9,216,330

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,216,330

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $0.01 par value (the "Common Stock"), of Compuware Corporation (the "Issuer"), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P. ("Elliott International") and Elliott International Capital Advisors Inc. ("EICA")(collectively, the "Reporting Persons") as of January 13, 2013 and amends and supplements the Schedule 13D filed on November 26, 2012, as previously amended (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.Source and Amount of Funds or Other Consideration.

Elliott Working Capital	$44,065,442
Elliott International Working Capital	$81,898,137

ITEM 4.Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented by the following:

  On January 14, 2013, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “January 14 Letter”) regarding their offer to acquire the Issuer for $11.00 per share in cash.  A copy of the January 14 Letter is attached hereto as Exhibit C and is incorporated herein by reference.

ITEM 5.Interest in Securities of the Issuer.

(a)Elliott individually beneficially owns 4,962,670 shares of Common Stock, which constitute 2.3% of all of the outstanding shares of Common Stock.  Elliott owns 1,383,838 of its shares of Common Stock through The Liverpool Limited Partnership (“Liverpool”), a Bermuda limited partnership, which is a wholly-owned subsidiary of Elliott.

Elliott International and EICA beneficially own an aggregate of 9,216,330 shares of Common Stock, which constitute 4.3% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own 14,179,000 shares of Common Stock constituting 6.6% of all of the outstanding shares of Common Stock.

(b)Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International.  Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

                (c)The transactions effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule 1 attached hereto (other than those that were previously reported on this Schedule 13D).

(d)No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

                (e)Not applicable.

ITEM 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Elliott (directly or through Liverpool) and Elliott International have entered into notional principal amount derivative agreements (the "Derivative Agreements") with respect to 1,110,795 and 2,062,905 shares of Common Stock of the Issuer, respectively (representing an economic interest in 0.5% and 1.0% of the shares of Common Stock of the Issuer, respectively).  Collectively, the Derivative Agreements held by the Reporting Persons represent the economic equivalent of an interest in 1.5% of the shares of Common Stock.  The Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are the subject of the Derivative Agreements.  The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.

ITEM 7.   Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement (previously filed)

Exhibit B - Letter to Board of Directors of the Issuer dated December 17, 2012 (previously filed)

Exhibit C - Letter to Board of Directors of the Issuer dated January 14, 2013

Schedule 1 - Transactions of the Reporting Persons Effected During the Past 60 Days

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  January 14, 2013

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:  /s/ Elliot Greenberg
                            Elliot Greenberg
                            Vice President

ELLIOTT INTERNATIONAL, L.P.
By:Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:  /s/ Elliot Greenberg
                            Elliot Greenberg
                            Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:  /s/ Elliot Greenberg
             Elliot Greenberg
             Vice President

EXHIBIT C

LETTER TO THE BOARD OF DIRECTORS OF THE ISSUER

Elliott Management Corp.
40 West 57th Street
New York, New York  10019
------
Tel. (212) 974-6000
Fax: (212) 974-2092

January 14, 2013

Members of the Board
Compuware Corporation
One Campus Martius
Detroit, Michigan  48226

Dear Members of the Board:

Over the past several weeks, I have spoken on several occasions with Mr. Karmanos and Mr. Paul regarding Elliott’s offer to acquire all of the common stock of Compuware for $11.00 per share in cash.  These conversations were amicable and hopefully productive, but the real key will be whether the Board determines to engage with Elliott on our offer in an effort to reach a binding transaction.

As stockholders wait for the result of your ongoing analysis and deliberation, I thought it helpful to detail our view of the appropriate next steps for the Company:

1)	Compuware’s management team should currently be preparing diligence materials so that we may begin our confirmatory diligence review as promptly as possible

2)	Compuware should send us a suitable NDA that both protects Compuware’s confidential information but also recognizes our status as a stockholder with related rights; and

3)
With the assistance of your advisors, Compuware should initiate a process whereby we can conduct diligence and commence negotiations of a definitive merger agreement providing for the acquisition of Compuware for $11.00 per share in cash.

We have been told the Board is taking our offer seriously and we greatly appreciate that.  Elliott and our financial, legal and accounting advisors stand ready to commence diligence and negotiations immediately and since our offer have been i) continuing our in-depth, public-side diligence and ii) further progressing financing for our offer (we are highly confident in the availability of acceptable financing).  We are also preparing tender offer documents that will be ready to go should it be necessary.

In addition to these process thoughts, we strongly urge the Board to take a realistic view of the Company’s historical performance as well as the substantial valuation premium represented by our $11.00 offer.  At $11.00 per share, our offer provides a certain 25% premium to Compuware’s unaffected share price.  This is compelling value for shareholders.

As the Board contemplates this, we would like to point out that time is of the essence for Compuware.  For years, the Company's growth and profitability have lagged significantly behind its peers and the market as a whole.  Furthermore, historical execution has not lived up to the projections made by the Company.  Our offer would provide stockholders with certain, premium value today – however, as each week passes, stockholders are exposed to greater risk as markets can move, the Company's performance may continue to deteriorate, and macro events may come into play.

We look forward to engaging promptly and again reiterate our interest in the Company.

Best regards,

/s/ Jesse Cohn

Jesse Cohn
Portfolio Manager

SCHEDULE 1

Transactions of the Reporting Persons Effected
During the Past 60 Days

The following transactions were effected by Elliott Associates, L.P. during the past sixty (60) days (other than those previously reported in this Schedule 13D):

Date	Security	Amount of Options Bought (Sold)	Approx. price ($) per Share (excl. commissions)
08-Jan-2013*	Common Stock	475,119	4.000000
08-Jan-2013#	Common Stock	35,338	10.710000
09-Jan-2013	Common Stock	206	10.849200
09-Jan-2013	Common Stock	60,550	10.790000
10-Jan-2013	Common Stock	78,750	10.879100
11-Jan-2013	Common Stock	87,500	10.951700

* Represents the exercise of options.

# Represents transactions of Elliott Associates, L.P. through The Liverpool Limited Partnership, a wholly-owned subsidiary.

All of the above transactions were effected on the open market.

The following transactions were effected by Elliott International, L.P. during the past sixty (60) days (other than those previously reported in this Schedule 13D):

Date	Security	Amount of Options Bought (Sold)	Approx. price ($) per Share (excl. commissions)
08-Jan-2013	Common Stock	65,629	10.710000
08-Jan-2013*	Common Stock	882,292	4.000000
09-Jan-2013	Common Stock	383	10.849200
09-Jan-2013	Common Stock	112,450	10.790000
10-Jan-2013	Common Stock	146,250	10.879100
11-Jan-2013	Common Stock	162,500	10.951700

* Represents the exercise of options.

All of the above transactions were effected on the open market.